EXHIBIT 2

May 6, 2011

The Board of Directors
c/o Mr. Paul Rutkowski
Chief Financial Officer and Corporate Secretary
Polonia Bancorp
3993 Huntingdon Pike
3rd Floor
Huntingdon Valley, PA  19006

Dear Sirs:

We are the largest shareholder of Polonia Bancorp (Polonia), a position we have held continuously since shortly after Polonia’s January 2007 “first step” initial public offering (IPO).  We own 251,425 shares, which equals 18.8% of the public shares outstanding and 8.0% of the total shares outstanding, which includes the shares held by Polonia MHC.  As discussed in more detail below, we are writing to urge Polonia to complete a so-called “second step” transaction.

To date, we have remained passive investors in Polonia, although we have continuously monitored Polonia’s performance.  Unfortunately, except for Polonia’s recent purchase of Earthstar Bank in a failed bank acquisition and Polonia’s relatively clean asset quality, Polonia’s operating and financial performance has been weak, as noted below:

•	Polonia lost money in 2005, 2006, 2007 and 2008;

•	Polonia earned $331 thousand in 2009, due almost entirely to non-recurring gains on sales of investment securities (even with the gains included the return on equity was only 1.6%);

•	Polonia earned $3.2 million in 2010, due entirely to the bargain purchase gain on the Earthstar Bank acquisition and gains on sales of investment securities;

•	Since the January 2007 IPO, Polonia’s total equity has only increased by $2.7 million, which is due entirely to the Earthstar Bank bargain purchase gain, as core operations have contributed nothing;

•	Polonia’s holding company has minimal cash left (for buybacks and dividends) which combined with the Earthstar Bank acquisition has caused Polonia to recently suspend its common stock buyback program;

•	Since the January 2007 IPO, Polonia has bought back a mere 149,154 shares in total, less than 5% of the total shares outstanding at the IPO date and 10% of the publicly outstanding shares;

•	The stock has declined 43% since the January 2007 IPO, from $10.00 to the most recent price of $5.75; and

•	Polonia has never paid any dividends to shareholders.

Notwithstanding this weak performance, we have voted in favor of the board’s recommendations each year and supported the issuance of free stock and options under Polonia’s 2007 Equity Incentive Plan.  We have also not privately or publicly objected to Polonia’s very lucrative supplemental executive retirement plans and other perquisites enjoyed by the senior officers, paid for with shareholders’ capital because Polonia is not earning any money itself.  We even plan to vote FOR the directors nominated by Polonia at the upcoming annual meeting.

While we plan to vote for the board’s nominees at the upcoming meeting, we want to take this opportunity to urge the board to promptly complete a “second step” transaction.  We believe the time to complete a second step transaction is now because there is no benefit to shareholders to waiting to complete a second step transaction, for the following reasons:

•	As noted above, shareholders have not yet received any value from Polonia since its IPO;

•	Since Polonia is not currently paying any dividends, shareholders are not being compensated for waiting for a second step;

•	There is no longer any potential accretion (to the second step valuation) from stock buybacks because the buyback program has been suspended; and

•
There is little potential for accretion in book value or accretion to the second step valuation due to accumulated earnings because it is unlikely Polonia will have significant earnings in 2011 or 2012.

The reasons and benefits to shareholders for completing a second step transaction currently include the following:

•	The market for second step transactions has recently been favorable, after several years of poor conditions.

•	We believe that Polonia would be able to complete a second step transaction at a reasonably attractive valuation for shareholders (a likely premium to the current stock price) as noted below:

o
A second step transaction completed at 65% of pro-forma book value would generate an exchange ratio of approximately $8.30 and at 70% of pro-forma book value would generate an exchange ratio of approximately $9.30—compared to the current price of $5.75.

•	A second step transaction would:

o	Create more liquidity in the stock;

o	Create capital for stock buybacks, dividends, benefit plans to reward and retain key employees and an increased ESOP for all employees;

o	Provide capital for future growth; and

o	Improve regulatory capital ratios.

•
The upcoming merger of Polonia’s primary federal regulator, the Office of Thrift Supervision (OTS) into the Office of the Comptroller of the Currency (OCC) creates regulatory risk and uncertainty for all MHCs, including Polonia.

Frankly, we see no reason for the board to delay a second step transaction.  In our opinion, failing to take advantage of this window of opportunity to effect a second step transaction would be negligent on the part of the board.  So, we strongly encourage the board to approve and complete a second step transaction as soon as practicable.

Please ensure that each director receives a copy of this letter.  A copy of this letter will be attached to an upcoming Schedule 13D filing and we plan to issue a press release describing this letter.  We would be pleased to discuss this letter with management and/or the board at any time.

Regards,

Richard Lashley Principal	John Wm. Palmer Principal